SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                  FORM 11-K




   [x]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

                    For the year ended December 31, 2001


                                 OR

   [ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934


           For the transition period from __________ to ___________




                       Commission file number 1-2256



                           EXXONMOBIL SAVINGS PLAN



                           (Full title of the plan)


                           EXXON MOBIL CORPORATION


                      (Name of issuer of the securities)

                          5959 Las Colinas Boulevard

                           Irving, Texas 75039-2298




                    (Address of principal executive office)







                           EXXONMOBIL SAVINGS PLAN




                                  INDEX






                                                                   Page
                                                                  -----
      Financial Statements

         Statement of Net Assets Available for Benefits at
         December 31, 2001 and 2000                                 3-4

         Statement of Changes in Net Assets
         Available for Benefits, for the
         Year ended December 31, 2001                                 5

         Notes to Financial Statements                             6-12

      Supplemental Schedule

         Schedule H, Line 4i-Schedule of Assets (Held at End
         of Year) at December 31, 2001 (Exhibit 1)                13-19


      Report of Independent Accountants                              20

      Signature                                                      21

      Exhibit Index                                                  22

      Exhibit 23 - Consent of Independent Accountants                23







                              EXXONMOBIL SAVINGS PLAN
                   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 2001
                              (millions of dollars)


                                Participant   Non-Participant
                                 Directed         Directed          Total
                                -----------   ---------------     -------
Assets

Investments, at fair value:
   (See Note 8)

  Exxon Mobil Corp common stock   $ 8,530          $1,163          $9,693

  Other investments                 5,642               -           5,642
                                  -------          ------         -------
        Total investments          14,172           1,163          15,335

Cash                                    7               -               7

Amounts due from employers              -             177             177

Amounts due from employees              1               -               1

Accrued interest                       23               -              23

Other receivables                      16               -              16
                                  -------          ------         -------
        Total assets               14,219           1,340          15,559
                                  -------          ------         -------

Liabilities

Payables and accrued liabilities        5               2               7

Commercial paper payable                -             180             180

Notes payable (see Note 6)              -             100             100
                                  -------          ------         -------
        Total liabilities               5             282             287
                                  -------          ------         -------

Net assets available
 for benefits                     $14,214          $1,058         $15,272
                                  =======          ======         =======


The accompanying notes are an integral part of these financial statements.


                              EXXONMOBIL SAVINGS PLAN
                   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 2000
                              (millions of dollars)


                                Participant   Non-Participant
                                 Directed         Directed          Total
                                -----------   ---------------     -------
Assets

Investments, at fair value:
   (See Note 8)

  Exxon Mobil Corp common stock    $9,326          $1,566         $10,892

  Other investments                 6,457               -           6,457
                                  -------          ------         -------
        Total investments          15,783           1,566          17,349

Cash                                    -               6               6

Amounts due from employers              -             194             194

Amounts due from employees              2               -               2

Accrued interest                       24               -              24

Other receivables                       3               -               3
                                  -------          ------         -------
        Total assets               15,812           1,766          17,578
                                  -------          ------         -------

Liabilities

Payables and accrued liabilities       11               4              15

Commercial paper payable                -             211             211

Notes payable (see Note 6)              -             180             180
                                  -------          ------         -------
        Total liabilities              11             395             406
                                  -------          ------         -------

Net assets available
 for benefits                     $15,801          $1,371         $17,172
                                  =======          ======         =======


The accompanying notes are an integral part of these financial statements.


                              EXXONMOBIL SAVINGS PLAN
             STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 2001
                              (millions of dollars)


                                Participant   Non-Participant
                                 Directed         Directed          Total
                                -----------   ---------------     -------

Contributions:
  Employer                        $    17          $  167         $   184
  Employee                            280               -             280
  Transfers in (rollovers)             29               -              29
                                  -------          ------         -------
      Total contributions             326             167             493
                                  -------          ------         -------
Investment income/(loss):
  Interest                            164               1             165
  Dividends                           210              30             240
  Net depreciation in fair value
    of investments                 (1,343)           (265)         (1,608)
                                  -------          ------         -------
      Total investment income/(loss) (969)           (234)         (1,203)
                                  -------          ------         -------
         Total additions             (643)            (67)           (710)
                                  -------          ------         -------

Interest & miscellaneous expense        -             (19)            (19)
Benefit payments at fair value       (931)            (48)           (979)
Participant withdrawals
  at fair value                      (174)            (17)           (191)
Transfers out at fair value            (1)              -              (1)
Net ESOP transfers                    162            (162)              -
                                  -------          -------        -------
         Total deductions            (944)           (246)         (1,190)
                                  -------          -------        -------
         Net decrease              (1,587)           (313)         (1,900)

Net assets available for benefits:

At the beginning of the year       15,801           1,371          17,172
                                  -------          ------         -------
At the end of the year            $14,214          $1,058         $15,272
                                  =======          ======         =======


The accompanying notes are an integral part of these financial statements.




                           EXXONMOBIL SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS


Note 1:  Description of the Plan

The participants in the ExxonMobil Savings Plan ("Savings Plan"), formerly known as the Thrift Plan in the Benefit Plan of Exxon Corporation and Participating Affiliates ("Thrift Plan"), are eligible employees and former employees of Exxon Mobil Corporation ("ExxonMobil") and certain affiliated employers. The terms and conditions of the Savings Plan are fully contained in the ExxonMobil Savings Plan document ("Plan Document") dated January 1, 2001, as amended from time to time. The Savings Plan is an "employee pension benefit plan" described in Section 3(2) of the Employee Retirement Income Security Act of 1974 ("ERISA") and also a "defined contribution plan" described in Section 3(34) of ERISA.

The Savings Plan permits participant contributions of up to 18 percent of compensation (effective January 1, 2002, the participant contribution limit was increased to 20% of compensation) and a company match on the first 6 percent of compensation. Up to an additional 1 percent company match may be received if the company match is directed to the Direct Dividend Account ("DDA"). The restriction on the DDA account stipulates that 75% of the assets in the DDA must be invested in ExxonMobil stock. More details of company match and DDA may be found in the Plan Document.

Other Savings Plan provisions including eligibility, enrollment, vesting, participation, forfeiture, loans, withdrawals, distributions, and federal tax treatment of a qualified plan and trust, are described in detail in the Plan Document. Also set forth in the Plan Document are the investment features of the Savings Plan including investments in ExxonMobil stock, equity investment options, asset allocation options, fixed-income options, and capital preservation options.

















                           EXXONMOBIL SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS


Note 2:  Accounting Policies

The accounting records of the Savings Plan are maintained on the accrual basis.

Investments are stated at current value. Current values are based on quoted prices as of the date of the financial statements, or, if market quotations are not readily available, upon estimated values obtained from a major investment securities firm. The Merrill Lynch Floating Rate Long-Term Fixed Income Fund is stated at current value, which approximates fair value, representing the original cost, plus interest (based upon the crediting rates of the underlying contracts) reduced by administration fees, transfers out, and withdrawals. The average crediting interest rate of the Merrill Lynch Floating Rate Long-Term Fixed Income Fund for the years ended December 31, 2001 and 2000 were 5.7% and 6.3%, respectively. The annualized crediting interest rates at December 31, 2001 and 2000 were 5.0% and 6.4%, respectively. Crediting rates fluctuate with the activities of the underlying contracts. This investment choice has no fixed term, nor a minimum crediting interest rate.

The Savings Plan's financial statements separately disclose non-participant directed investments which include both unallocated ExxonMobil common stock of the employee stock ownership plan (ESOP) and a portion of the allocated shares. At December 31, 2001 and 2000, $292 million and $578 million respectively, of ExxonMobil common stock remained unallocated.

Net appreciation and depreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end.

Participant loans represent the outstanding principal balances of the loans and are valued at cost, which approximates current value.

The Savings Plan is subject to normal risks associated with international and domestic debt and equity markets, including the investment in ExxonMobil common stock.

During 2001, $2 million of employers' matching contributions were forfeited by terminating employees before those amounts became vested. Such forfeited amounts are used to fund future employer contributions.





                           EXXONMOBIL SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS


Transfers in include participant-initiated rollovers of certain distributions from other tax-qualified plans into the Savings Plan. Transfers out include plan-to-plan transfers of the balances of former ExxonMobil employees who became employees of the Infineum USA, L.P. joint venture and those employees who became employees of South Pacific Petroleum Corporation and Air BP Amoco Corporation due to required divestments resulting from the merger (the "Merger") of a wholly owned affiliate of Exxon Corporation and Mobil Oil Corporation. ("Mobil").


Note 3:  Related-Party Transactions

During the year, commercial paper was issued by the Savings Plan and purchased by ExxonMobil. As a result of these transactions, at December 31, 2001, $180 million was owed to ExxonMobil.

Certain Savings Plan investments are shares of funds managed by Merrill Lynch. Merrill Lynch also serves as the custodian and trustee and, therefore, these transactions qualify as party-in-interest transactions.


Note 4:  Tax Status

The Internal Revenue Service has determined and informed the Savings Plan administrators by a letter dated August 28, 1997, that the Savings Plan is qualified and the trusts established under the Savings Plan are tax-exempt, under the appropriate sections of the Code. The Savings Plan has been amended since receiving the determination letter. However, the Savings Plan believes that the Savings Plan is currently designed and being operated in compliance with the applicable requirements of the Code and therefore, was qualified and the related trusts were tax-exempt as of the financial statement date.


Note 5:  Expenses

Investment income from all sources is stated net of administrative expenses, which include brokerage fees on purchases and sales of ExxonMobil common stock, management fees, brokerage commissions, and administrative expenses. The participating employers also pay miscellaneous administra-tive expenses on behalf of the Savings Plan.





                           EXXONMOBIL SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS


Note 6:  ExxonMobil ESOP Fund

Upon merger of the Thrift Plan and the Employees Savings Plan of Mobil
Oil Corporation on December 30, 1999, future contributions to the ESOP were eligible for funding from the ESOP trust established in November
1989 by Mobil. In 1989, the ESOP trust, supported by a Mobil guarantee, privately placed $800 million of floating interest rate notes due November 22, 2004, and used the proceeds to purchase 205,788 shares of Mobil Series B Convertible Preferred Stock at a price equal to liquidation value, or $3,887.50 per share. Following the Merger, each outstanding share of Mobil Series B Convertible Preferred Stock was converted into one share of ExxonMobil Class B Preferred Stock, with similar terms. In December 1999, each unit of ExxonMobil's Class B Preferred Stock was converted into
132.015 shares of ExxonMobil Common Stock, and the accrued dividends on units of ExxonMobil Preferred Stock were converted into shares of ExxonMobil Common Stock.

At December 31, 2001 and 2000, $100 million and $180 million, respectively, of medium-term notes were outstanding under a $300 million shelf registra-tion statement filed by the ESOP trust with the Securities and Exchange Commission pursuant to Rule 415. These medium-term notes are guaranteed by ExxonMobil. The proceeds of the sales of the issued notes were used to retire identical principal amounts of existing ESOP trust debt.

A summary of the outstanding medium-term notes as of December 31, 2001 and 2000 is as follows:

     Date of       Interest      Maturity       2001       2000
     Issuance        Rate          Date           (millions $)
     --------      --------      --------       ----      -----

     8/31/96        6.625%        2/28/01          -         15
     2/28/97        6.250%        8/31/01          -         25
     2/28/97        6.300%        9/03/02         10         10
     9/02/97        6.375%        8/31/01          -         40
     3/02/98        5.875%        9/03/02         25         25
     3/02/98        5.900%        2/28/03         20         20
     8/31/98        5.800%        9/02/03         45         45
                                               -----      -----
                                                $100       $180
                                                ====       ====

Principal and interest payments on the medium-term notes are due semi-annually.


                           EXXONMOBIL SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS


On February 4, 1999, the ESOP trust established a commercial paper program under which the ESOP trust may sell to institutional investors including ExxonMobil or its affiliates, up to $500 million of short-term notes. The proceeds of the sales of such notes will be used for the same purposes as the proceeds of the debt securities issued by the ESOP trust under the above mentioned shelf registration. At December 31, 2001, the ESOP trust had $180 million of ExxonMobil guaranteed 1.76% short-term notes outstanding, due February 28, 2002. At December 31, 2000, the ESOP trust had $211 million of ExxonMobil guaranteed 6.33% short-term notes outstanding, due February 28, 2001.

In addition to the proceeds from the financing programs mentioned above, corporate contributions to the plan and dividends are used to make principal and interest payments on the notes.

The Savings Plan held 247 million and 250 million shares of ExxonMobil common stock at year end 2001 and 2000, respectively. Of these total shares, 104.2 million shares and 109.6 million shares respectively, were held in the ESOP at year end 2001 and 2000. Of the total ESOP shares, 7.4 million shares and 13.4 million shares, respectively remained unallocated.

As the contributions and dividends are credited, common shares are released from the suspense account and subsequently allocated to participant accounts. During the year, 6.0 million ESOP shares were allocated to participants.


Note 7:  Claims Incurred But Not Paid

The Savings Plan reports benefits paid on a cash basis as required under accounting principles generally accepted in the United States of America.
For Form 5500 reporting purposes, claims incurred but not paid of $2 million and $30 million for the years ended December 31, 2001 and 2000, respectively, are reported on an accrual basis. As such, the net assets available for benefits reflected for Form 5500 purposes are $15,270 million and $17,142 million for the years ended December 31, 2001 and 2000, respectively.










                           EXXONMOBIL SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS


Note 8:  Investments

The following presents investments that represent 5% or more of the Savings Plan's net assets available for benefits.

                              (millions of dollars)
                         December 31         December 31
                             2001                2000
                         -----------         -----------

ExxonMobil
Common Stock                $8,530              $9,326

ExxonMobil
Common Stock
(non-participant
 directed)                   1,163               1,566

Jennison Equity Fund           921               1,291

Barclays Global Investors
 Equity Portfolio Fund         902               1,017


During 2001, the Savings Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,608 million as follows:

                                (millions $)

    ExxonMobil Common Stock       $(1,151)
    Jennison Equity Fund             (240)
    Common collective trusts         (171)
    Mutual funds                      (70)
    Corporate debentures               15
    U.S. Government securities          6
    Other                               3
                                   ------
                                  $(1,608)
                                   ======






                           EXXONMOBIL SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS


Note 9:  Subsequent Event

Effective February 8, 2002, the Savings Plan was amended to designate the entire Savings Plan as an Employee Stock Ownership Plan (ESOP) in order to expand the direct dividend payment option to all shares of ExxonMobil stock held in the Savings Plan.








































                                                                EXHIBIT 1

                           EXXONMOBIL SAVINGS PLAN
                             SCHEDULE H, LINE 4i
                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                  12/31/01
                            (thousands of dollars)



                                        MATURITY         PAR      CURRENT
DESCRIPTION                     COUPON    DATE          VALUE      VALUE
-------------------------------------------------------------------------
COMMON ASSET FUND
-----------------
  CORPORATE DEBT INSTRUMENTS
ABBOTT LABS                     5.125%  07/01/04   $   25,000  $   25,695
ADVANTA CR CARD MASTER TR       6.000%  11/15/05        8,850       9,162
ALTA PROV CDA EURO 004221U      5.250%  03/15/02       20,000      20,136
ALTA PROV CDA EURO MTN          7.250%  04/05/04        5,000       5,359
AMER EXPR CR A/C MASTER TR      6.400%  04/15/05       40,000      41,000
AMER EXPR MSTR TR SER 1998-1    5.900%  04/15/04       20,488      21,291
AMOCO CDA PETE CO NT 12/01/92   7.250%  12/01/02       12,525      13,068
ATLANTIC RICHFIELD CO NT        5.550%  04/15/03        6,440       6,596
BANC 1 AUTO GRTR TR SER 1997-B  6.290%  07/20/04        2,269       2,281
BK NED GEMEENTEN MED TERM NT    3.100%  01/30/02        4,000       4,003
BK NED GEMEENTEN MED TERM NT    5.000%  01/22/02       10,000      10,016
BMW VEH OWNER TR 1999-A         6.410%  04/25/03        1,098       1,103
BMW VEH OWNER TR 2001-A         4.700%  03/25/05       17,500      17,868
BMW VEH OWNER TR NT             4.260%  11/25/03       13,688      13,811
BP AMERICA INC                  7.875%  05/15/02        4,000       4,083
BRITISH TELECOM PLC             6.750%  04/25/02       25,000      25,297
CAP AUTO REC AST TR 2001-2      4.600%  09/15/05        7,000       7,149
CHASE CR CD MSTR TR SER 1998-3  6.000%  08/15/05       26,905      27,955
CHASE MANHATTAN AUTO OWNER TR   4.550%  08/15/05        5,000       5,103
CHASE MANHATTAN AUTO OWNER TR   5.800%  12/16/02        1,992       2,011
CHASE MANHATTAN AUTO OWNER TR   5.850%  05/15/03        4,425       4,511
CHEMICAL MASTER CR CARD TR 1    6.230%  04/15/05       17,052      17,409
CIT RV OWNER TR SER 1996-A      5.400%  12/15/11        2,243       2,302
CIT RV TR AST BKD SER 1999-A    5.780%  07/15/08        4,951       5,007
CITIBANK CR CARD MASTER TR I    5.500%  02/15/06       40,000      41,401
CITIBANK CR CARD MASTER TR I    5.300%  01/09/06       10,125      10,442
CITIBANK CR CARD MASTER TR I    6.550%  02/15/04       18,100      18,191
CITIBANK CR CARD MASTER TR I    5.800%  02/07/05        1,565       1,617
CORESTATES HOME EQTY TR         5.100%  03/15/09            4           4
CWABS INC                       7.170%  12/25/17        1,809       1,825
DAIMLERCHRYSLER AUTO TR 2000-1  7.230%  01/06/05       15,000      15,851
DAIMLERCHRYSLER AUTO TR 2000-C  6.820%  09/06/04        3,000       3,101
DAIMLERCHRYSLER AUTO TR 2001-B  4.250%  05/07/31       10,000      10,103
DISCOVER CARD MASTER TR I       5.850%  01/15/06       19,316      20,074
DISCOVER CARD MASTER TR I       5.900%  10/18/04        6,985       7,057

                                                                EXHIBIT 1

                           EXXONMOBIL SAVINGS PLAN
                             SCHEDULE H, LINE 4i
                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                  12/31/01
                            (thousands of dollars)



                                        MATURITY         PAR      CURRENT
DESCRIPTION                     COUPON    DATE          VALUE      VALUE
-------------------------------------------------------------------------
DISCOVER CARD MASTER TR I       5.650%  11/16/04   $    8,525  $    8,632
DISCOVER CARD MASTER TR I       5.300%  08/16/04       29,930      30,033
FST SEC AUTO GR TR SER 1998-A   5.970%  04/15/04        3,332       3,376
FST SEC AUTO OWNER TR 2000-1    7.300%  07/15/04       18,762      19,201
FST SEC AUTO OWNER TR 2000-2    6.830%  07/15/04       15,000      15,370
FST SEC AUTO OWNER TR 1999-2    6.200%  10/15/06       21,957      22,560
FIRST USA CR CD MSTR TR 1998-9  5.280%  09/18/06        9,068       9,353
FLEET CR CD MSTR TR II 2001-C   3.860%  03/15/07       15,000      14,876
FLEETWOOD CR 1994-B GRANTOR TR  6.750%  03/15/10          685         701
FORD CR AUTO OWNER TR 1999-D    6.400%  10/15/02          406         407
FORD CR AUTO OWNER TR 2000-A    7.090%  11/17/03       16,253      16,623
FORD CR AUTO OWNER TR 2000-B    7.030%  11/15/03       10,000      10,145
FORD CR AUTO OWNER TR 2000-D    7.150%  01/15/05        3,000       3,136
FORD CR AUTO OWNER TR 2000-E    6.740%  06/15/04        8,000       8,257
FORD CR AUTO OWNER TR 2001-B    5.360%  06/15/05        6,525       6,734
FORD CR AUTO OWNER TR 2001-C    4.830%  02/15/05       14,000      14,331
FORD CR AUTO OWNER TR 2001-E    4.010%  03/15/06       12,000      11,972
FORD CR AUTO OWNER TR 2000-C    7.260%  07/15/04        4,000       4,230
GEN ELEC CAP CORP MED TERM NT   6.500%  09/27/02        5,000       5,150
GEN ELEC CAP CORP MED TERM NT   8.700%  02/15/03        3,000       3,189
GEN ELEC CAP CORP MED TERM NT   5.280%  01/08/02        2,000       2,001
GEN ELEC CAP CORP MED TERM NT   5.160%  02/03/03       11,900      12,197
GEN ELEC CAP CORP MED TERM NT   5.650%  03/31/03        3,690       3,811
GEN ELEC CAP CORP MED TERM NT   6.650%  09/03/02        5,330       5,472
GEN ELEC CAP CORP MED TERM NT   6.520%  10/08/02        2,000       2,066
GEN ELEC CAP CORP MED TERM NT   7.250%  05/03/04        8,400       9,042
GEN ELEC CAP CORP MED TERM NT   6.700%  10/01/02        7,000       7,234
GEN ELEC CAP CORP MED TERM NT   5.370%  04/23/04        3,000       3,107
GEN ELEC CAP CORP MED TERM NT   5.264%  01/07/02        2,000       2,001
GMACM HOME EQTY LN TR SER 2001  5.220%  04/25/14       10,000      10,169
GMACM MTG LN TR 1999-J1         6.750%  08/25/29        1,802       1,801
HARLEY-DAVIDSON EAGLEMARK       6.220%  09/15/04          286         287
HELLER EQUIP AST REC TR         5.500%  07/13/03        1,626       1,638
HONDA AUTO RECEIVABLES 2000-1   6.650%  12/16/02        4,609       4,629
HONDA AUTO RECEIVABLES 2000-1   6.620%  07/15/04       15,000      15,455
HONDA AUTO RECEIVABLES 2001-1   5.360%  09/20/04        1,415       1,454
HONDA AUTO RECEIVABLES 2001-3   3.400%  02/18/05       20,000      19,788
HOUSEHOLD AUTO TR V SER 2000-2  7.340%  11/17/04       15,000      15,506

                                                                EXHIBIT 1

                           EXXONMOBIL SAVINGS PLAN
                             SCHEDULE H, LINE 4i
                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                  12/31/01
                            (thousands of dollars)



                                        MATURITY         PAR      CURRENT
DESCRIPTION                     COUPON    DATE          VALUE      VALUE
-------------------------------------------------------------------------
HSEHD HOME EQ LN TR SER 1999-1  6.950%  10/20/23    $   8,330  $    8,414
IRELAND REP NT                  7.125%  07/15/02       14,291      14,657
JOHNSON & JOHNSON NT            7.375%  06/29/02        4,500       4,613
KEY AUTO FIN TR 1999-1          5.830%  01/15/07        9,029       9,249
KFW INTL FIN 5 MED TERM NT      5.000%  01/22/02       10,000      10,018
KFW INTL FIN 5.5 MED TERM NT    5.500%  02/19/02       10,000      10,044
MELLON AUTO GRANTOR TR 1999-1   5.460%  10/17/05        5,453       5,553
PFIZER INC                      3.625%  11/01/04       20,000      19,947
PREMIER AUTO TR 1999-1          5.820%  10/08/03       20,845      21,307
PREMIER AUTO TR SER 1999-2 NT   5.490%  02/10/03          237         238
PREMIER AUTO TR SER 1999-2 NT   5.590%  02/09/04        8,910       9,080
PROCTER & GAMBLE CO             8.000%  11/15/03        5,000       5,398
PROCTER & GAMBLE CO             5.250%  09/15/03        5,000       5,160
RESIDENTIAL AST SEC CORP MTG    4.790%  10/25/19       11,500      11,601
RESIDENTIAL AST SEC CORP MTG    7.255%  08/25/21        5,000       5,074
SEARS CR ACCT MSTR TR II        6.200%  02/15/06          500         502
SOUTHWESTERN BELL TEL CO M/T/N  6.400%  04/22/02        4,500       4,552
SOUTHWESTERN BELL TEL CO M/T/N  6.250%  10/15/02        3,000       3,089
SOUTHWESTERN BELL TEL CO M/T/N  7.000%  11/15/02        1,500       1,552
TOYOTA AUTO RECEIVABLES 1999-A  6.150%  08/16/04        2,566       2,624
TOYOTA AUTO RECEIVABLES 2000-A  7.180%  08/15/04       18,367      18,929
TOYOTA AUTO RECEIVABLES 2000-B  6.760%  08/15/04       35,000      36,072
USAA AUTO LN GRANTOR TR         5.800%  01/15/05        1,686       1,689
USAA AUTO LN GRANTOR TR         6.100%  02/15/06        4,579       4,693
USAA AUTO LN GRANTOR TR         6.900%  04/15/03        2,694       2,701
USAA AUTO OWNER TR 2000-1 NT    6.950%  06/15/04       16,000      16,446
USAA AUTO OWNER TR 2001-1 NT    4.690%  02/15/05       20,000      20,393
WAL MART STORES INC             4.625%  04/15/03       25,000      25,493
WAL MART STORES INC             6.875%  08/01/02       11,600      11,909
WAL-MART STORES EUROCLEAR       6.750%  05/24/02        6,001       6,101
WELLS FARGO AUTO TR 2001-A NT   4.250%  12/15/03       22,246      22,437
WELLS FARGO AUTO TR 2001-A NT   4.680%  02/15/05        4,000       4,079
                                                   ----------  ----------
   TOTAL CORPORATE DEBT INSTRUMENTS                $1,048,165  $1,071,430





                                                                EXHIBIT 1

                           EXXONMOBIL SAVINGS PLAN
                             SCHEDULE H, LINE 4i
                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                  12/31/01
                            (thousands of dollars)



                                        MATURITY         PAR      CURRENT
DESCRIPTION                     COUPON    DATE          VALUE      VALUE
-------------------------------------------------------------------------
U.S. GOVERNMENT SECURITIES

FEDERAL FARM CR BANK            5.000%  02/03/03   $   40,000  $   41,147
FEDERAL HOME LOAN BANK          5.125%  01/13/03       10,000      10,293
FEDERAL HOME LOAN BANK          5.375%  01/05/04       50,000      51,950
FEDERAL HOME LOAN BANK          4.500%  07/07/03        5,000       5,124
FEDERAL HOME LOAN BANK          6.375%  11/14/03       30,000      31,677
FEDERAL HOME LN MTG CORP        5.750%  07/15/03        5,000       5,220
FEDERAL HOME LN MTG CORP        5.500%  05/15/02       28,000      28,389
FEDERAL HOME LN MTG CORP        6.250%  07/15/04        5,000       5,300
FEDERAL HOME LN MTG CORP        6.375%  11/15/03       10,000      10,572
FEDERAL HOME LN MTG CORP        7.000%  07/15/21        1,488       1,495
FEDERAL HOME LN MTG CORP        6.500%  04/15/20        7,279       7,404
FEDERAL HOME LN MTG CORP        6.500%  01/15/17        5,000       5,169
FEDERAL HOME LN MTG CORP        5.750%  03/15/09        5,590       5,700
FEDERAL HOME LN MTG CORP        7.060%  06/25/16        6,052       6,132
FEDERAL HOME LN MTG CORP        6.720%  08/25/16        3,272       3,291
FEDERAL HOME LN MTG CORP        6.000%  06/15/10        8,702       8,789
FEDERAL NATL MTG ASSN           6.375%  10/15/02       10,000      10,294
FEDERAL NATL MTG ASSN           6.500%  08/15/04       20,000      21,320
FEDERAL NATL MTG ASSN           5.000%  02/14/03       10,000      10,292
FEDERAL NATL MTG ASSN           5.375%  03/15/02       15,000      15,089
FEDERAL NATL MTG ASSN           5.125%  02/13/04        5,000       5,172
FEDERAL NATL MTG ASSN           6.750%  08/15/02       15,000      15,448
FEDERAL NATL MTG ASSN REMIC     5.750%  09/25/07       10,511      10,619
FEDERAL NATL MTG ASSN REMIC     6.000%  04/25/08        2,850       2,900
FEDERAL NATL MTG ASSN REMIC     6.000%  08/25/20        4,575       4,627
FEDERAL NATL MTG ASSN           4.875%  10/25/18       15,879      15,865
US SAVINGS BONDS SER I          5.920%  10/01/31        6,059     151,480
                                                   ----------  ----------
   TOTAL U.S. GOVERNMENT SECURITIES                $  335,257  $  490,758

   OTHER SECURITIES

ALBERTA PROV EUROCLEAR          7.000%  02/18/03   $   15,000  $   15,695
ALTA PROV CDA BD                4.875%  10/29/03       16,349      16,786
B.C PROV CDA 7.00 BD            7.000%  01/15/03       17,500      18,219
CDA GOVT                        5.625%  02/19/03        5,000       5,148

                                                                EXHIBIT 1

                           EXXONMOBIL SAVINGS PLAN
                             SCHEDULE H, LINE 4i
                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                  12/31/01
                            (thousands of dollars)



                                        MATURITY         PAR      CURRENT
DESCRIPTION                     COUPON    DATE          VALUE      VALUE
-------------------------------------------------------------------------
MAN PROV CAN 8.00 DEB           8.000%  04/15/02   $   17,200  $   17,472
MAN PROV CDA DEB DTD 01/19/94   6.125%  01/19/04        2,515       2,647
MAN PROV CDA DEB DTD 03/01/93   6.750%  03/01/03       16,400      17,108
ONT PROV CDA BD DTD 01/27/93    7.375%  01/27/03       30,000      31,389
ONT PROV CDA BD DTD 06/04/92    7.750%  06/04/02        5,000       5,119
PROV OF BC EURO                 7.750%  06/18/02        7,705       7,895
                                                   ----------  ----------
   TOTAL OTHER SECURITIES                          $  132,669  $  137,478

   INTEREST BEARING CASH

FCC NATL BK WILMINGTON DEL      5.550%  04/26/02   $   15,000  $   15,000
                                                   ----------  ----------
   TOTAL INTEREST BEARING CASH                     $   15,000  $   15,000

   COMMON COLLECTIVE TRUSTS

COLLECTIVE SHORT TERM INVST FD  2.454%                         $   57,415
                                                               ----------
   TOTAL COMMON COLLECTIVE TRUSTS                              $   57,415

PARTICIPANT LOANS
   (ANNUAL INTEREST RATES
    FROM 4.5 % TO 9.0 %,
    MAXIMUM PERIOD OF
    REPAYMENT IS 60 MONTHS)                                    $  165,994
                                                               ----------

TOTAL COMMON ASSET FUND                            $1,531,091  $1,938,075
                                                   ==========  ==========









                                                                EXHIBIT 1

                           EXXONMOBIL SAVINGS PLAN
                             SCHEDULE H, LINE 4i
                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                  12/31/01
                            (thousands of dollars)


                                         SHARES/                 CURRENT
                                          UNITS         COST       VALUE
FUND/ISSUE                               (000'S)      ($000's)   ($000'S)
-------------------------------------------------------------------------

COMMON STOCK
----------------------------
*EXXONMOBIL CORPORATION COMMON
    STOCK                                217,048               $8,529,969
    (adjusted for June 2001
     2-for-1 stock split)

REGISTERED INVESTMENT COMPANIES:
--------------------------------
 MASSACHUSETTS FINANCIAL SERVICES
   COMPANY MFS EMERGING GROWTH FUND        3,163               $  105,065
*MERRILL LYNCH INSTITUTIONAL FUND        100,275               $  100,275
 FRANKLIN CUSTODIAN FUNDS, INC.
   FRANKLIN U.S. GOVERNMENT
   SECURITIES FUND                        13,293               $   90,794
*MERRILL LYNCH GLOBAL ALLOCATION FUND      5,102               $   65,556
 AIM CHARTER FUND                          5,498               $   63,004
 FRANKLIN TEMPLETON GROUP TEMPLETON
   FOREIGN FUND                            5,355               $   49,530
 FRANKLIN TEMPLETON GROUP TEMPLETON
   DEVELOPING MARKETS TRUST                1,672               $   16,516

COMMON COLLECTIVE TRUSTS:
--------------------------
 BARCLAYS GLOBAL INVESTORS
  EQUITY FUND                              3,196               $  901,722
 BARCLAYS GLOBAL INVESTORS
  EXTENDED EQUITY INDEX FUND              16,666               $  392,706
*MERRILL LYNCH EQUITY INDEX TRUST          1,454               $  117,231
 BARCLAYS GLOBAL INVESTORS
  BALANCED FUND INDEX FUND                 9,315               $   95,578

OTHER INVESTMENTS:
------------------
 JENNISON EQUITY FUND                     10,654               $  921,113
*MERRILL LYNCH FLOATING RATE LONG-
   TERM FIXED INCOME FUND                730,179               $  730,179

                                                                EXHIBIT 1

                           EXXONMOBIL SAVINGS PLAN
                             SCHEDULE H, LINE 4i
                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                  12/31/01
                            (thousands of dollars)


                                         SHARES/                 CURRENT
                                          UNITS         COST       VALUE
FUND/ISSUE                               (000'S)      ($000's)   ($000'S)
-------------------------------------------------------------------------

*PARTICIPANT LOANS
------------------
 (ANNUAL INTEREST RATES
  FROM 4.5% TO 9.5%,
  MAXIMUM PERIOD OF
  REPAYMENT IS 60 MONTHS)                                     $    54,170

                                                              -----------
TOTAL PARTICIPANT-DIRECTED INVESTMENTS                        $14,171,483
                                                              -----------



*EXXONMOBIL CORPORATION COMMON           29,593   $  440,764  $ 1,162,992
    STOCK (non-participant directed)
    (adjusted for June 2001
     2-for-1 stock split)

                                                   ---------- -----------
TOTAL NON-PARTICIPANT-DIRECTED INVESTMENTS        $  440,764  $ 1,162,992
                                                   ---------- -----------
TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                     $15,334,475
                                                              ===========



* Party-in-interest as defined by ERISA












                     Report of Independent Accountants

To the Participants and Administrator of the ExxonMobil Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the ExxonMobil Savings Plan (the "Savings Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Savings Plan's manage-ment; our responsibility is to express an opinion on these financial state-ments based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United
States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsi-bility of the Savings Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
Houston, Texas
June 20, 2002










                                  SIGNATURE
                                  ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.




                                     EXXONMOBIL SAVINGS PLAN


                                     (Name of Plan)


                                     /s/  S. B. L. Penrose
                                     ___________________________________

                                     S. B. L. Penrose
                                     Pursuant to delegation by
                                     Administrator-Finance

Dated:  June 20, 2002




























                               EXHIBIT INDEX
                               -------------


EXHIBIT                                                   SUBMISSION MEDIA

23.  Consent of PricewaterhouseCoopers LLP,                    Electronic
     Independent Accountants,
     Dated June 20, 2002











































                                 EXHIBIT 23

                      CONSENT OF INDEPENDENT ACCOUNTANTS
                      ----------------------------------
We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-72955) of Exxon Mobil
Corporation of our report dated June 20, 2002 relating to the financial statements of the ExxonMobil Savings Plan, which appears in this Form 11-K.


PricewaterhouseCoopers LLP
Houston, Texas
June 20, 2002






































                                     -23-